Mail Stop 4561

October 1, 2009

Mr. Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

>   **Re: Digital River, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2008**
>   **Form 10-K/A For the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q For the Quarterly Period Ended March 31, 2009**
>   **Form 10-Q For the Quarterly Period Ended June 30, 2009**
>   **File No. 000-24643**

Dear Mr. Ronning:

　　We have reviewed your response letter dated September 16, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 1, 2009.

Form 10-K/A For the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page 7

1.　　We are considering your response to prior comment 1. You have not addressed our comment in its entirety. In this regard, we previously noted that in responding to prior comment 2 in your August 19, 2009 letter, you stated that "the balance of the costs associated with delivering products and services are recorded across multiple line items in [y]our Statements of Operations." That response stated that these line items included Sales and Marketing and Product Development and Research. However, we do note that your response to prior comment 1 in your September 16, 2009 letter does not refer to these two line items. If these line items do include portions of cost of revenues, tell us the amounts of cost of revenues included in each of the expense line items for each period presented. Please explain the reason why such costs are spread across multiple line items. If you believe that these amounts are not material, please provide us with your

assessment of the quantitative and qualitative impact on your financial statements
of including these costs of revenue throughout the various line items presented in
your statement of operations. Refer to SAB 99 in preparing your response.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you
have any questions regarding comments on the financial statements and related matters.
If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief